Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 11, 2013

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Cecilia Blye

Re:	Euroseas Ltd. Form 20-F for the year ended December 31, 2012 Filed April 30, 2013 File No. 001-33283

Dear Ms. Blye:

Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the "Company"), in connection with the Company's Form 20-F for the year ended December 31, 2012 (the "2012 20-F"), filed with the Securities and Exchange Commission (the "Commission") on April 30, 2013.  By letter dated June 23, 2013 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments on the 2012 20-F.  Those comments, together with the Company's responses to them, are set forth below.

Risk Factors, page 5
If our vessels call on ports located in countries that are subject to restrictions, sanctions or embargoes…, page 26

1.
You indicate on page 28 that the investment policies of certain institutional investors that prevent them from "holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism" may result in their determining not to invest in, or to divest from, your common stock. In light of the disclosure on page 27 that almost all of your revenues are from chartering out your vessels on time charter contracts, and the charterers you identify on page 40, it appears that you may not have contracts with state sponsors of terrorism, and that you may have intended to refer to "contacts" instead of "contracts" with those countries. Please clarify for us whether you have contracts with any state sponsors of terrorism. If so, please tell us with which countries and describe the contracts.

The Company respectfully advises the Staff that it has no contracts with any state sponsors of terrorism.

2.
You describe on page 27 the calls to Syria your containership, m/v Manolis P, made during 2010. Please confirm to us, if such is the case that, during the fiscal periods covered by the 20-F and the subsequent interim period your vessels made no other calls to countries identified by the United States as state sponsors of terrorism.

The Company respectfully advises the Staff that none of its vessels have made any calls to countries identified by the United States as state sponsors of terrorism during the periods covered by the 2012 20-F and any subsequent interim period, other than m/v Manolis P during 2010 as currently disclosed in the 2012 20-F.

Ms. Cecilia Bye
July 11, 2013

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone Anthony Tu-Sekine (202-661-7150) or me (212-574-1206).

Sincerely,

SEWARD & KISSEL LLP

		By	/s/ Lawrence Rutkowski
Lawrence Rutkowski
Partner

Cc:	Jennifer Hardy
Special Counsel,
Office of Global Security Risk

Max Webb
Assistant Director,
Division of Corporation Finance

Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.